EXHIBIT 2


"ARTICLE XII. SHAREHOLDER RIGHTS PLANS

The Company shall not adopt any shareholder rights plan, share purchase rights plan, or similar agreement, generally known as a "poison pill," which has the purpose or effect of discouraging the acquisition of a block of stock in excess of a specified threshold of the Company's stock and/or merger or other transaction between a significant shareholder and the Company, unless such plan or agreement has previously been approved by holders of the outstanding shares of Common Stock at an annual or special meeting of shareholders in accordance with the Wisconsin Business Corporation Law. The Company shall redeem any such plan or agreement in effect as of the date of this Bylaw, including without limitation the shareholder rights plan that was adopted by the Company in August 2001. Notwithstanding any other provision of these Bylaws, this Bylaw may not be amended, modified, or repealed by the Board of Directors of the Company. "